UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2023

Commission File Number: 001-41480

Starbox Group Holdings Ltd.

VO2-03-07, Velocity Office 2, Lingkaran SV, Sunway Velocity, 55100

Kuala Lumpur, Malaysia

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

On July 10, 2023, Starbox Group Holdings Ltd., a Cayman Islands company (the “Company”), closed a share issuance (the “Share Issuance”) pursuant to a certain share purchase agreement (the “Share Purchase Agreement”), dated June 26, 2023, with its wholly owned subsidiary, Starbox Global Ltd., a British Virgin Islands company (“Starbox Global”), and five shareholders of One Eighty Holdings Ltd (the “One Eighty Shareholders”), with respect to One Eighty Holdings Ltd (“One Eighty”), a Cayman Islands company. The Company issued an aggregate of 8,755,000 ordinary shares, par value US$0.001125 per share, with an aggregate value of $26,265,000 as consideration for certain ordinary shares of One Eighty.

The ordinary shares in the Share Issuance were issued in reliance on Rule 902 of Regulation S promulgated under the Securities Act of 1933, as amended, and the One Eighty Shareholders represented that they were not residents of the United States or “U.S. persons” as defined in Rule 902(k) of Regulation S and were not acquiring the ordinary shares for the account or benefit of any U.S. person.

The foregoing description of the Share Purchase Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Share Purchase Agreement, which is filed as Exhibit 10.1 to the Company’s Form 6-K dated as of June 26, 2023.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Starbox Group Holdings Ltd.

Date: July 10, 2023	By:	/s/ Lee Choon Wooi
	Name:	Lee Choon Wooi
	Title:	Chief Executive Officer